AiXin Life International, Inc.

Hongxing International Business Building 2, 14th FL, No. 69

Qingyun South Ave., Jinjiang District

Chengdu City, Sichuan Province, China

May 7, 2026

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Cara Wirth

Re:	AiXin Life International, Inc.
Application For Withdrawal on Form RW for
Registration Statement on Form S-1
File No. 333-268190

Dear Ms. Wirth:

On April 15, 2025, Aixin Life International, Inc. (the “Company”), filed Amendment No. 8 to its Registration Statement, No. 333-268190, on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

I thank the Staff for its cooperation during this process.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Vincent J. McGill at (516) 220-6569.

Sincerely,

/s/ Quanzhong Lin
Quanzhong Lin, Chief Executive Officer

Cc: Ms. Elissa Walls

Vincent J. McGill